

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF CORPORATION FINANCE**

January 23, 2024

Yuan Li
Chief Executive Officer
JIADE LIMITED
Unit 2-02, Puningdun Business Plaza
No. 1702 and 1706 Minjiang Road
Jinjiang District, Chengdu City, Sichuan Province
The People's Republic of China, 610000

> **Re: JIADE LIMITED**
> **Registration Statement on Form F-1**
> **Filed December 27, 2023**
> **File No. 333-276283**

Dear Yuan Li:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Resale Prospectus - Prospectus Cover Page, page A-1

1.      Please revise the prospectus cover page of the resale prospectus to include the disclosure that appears on the prospectus cover page of the Public Offering Prospectus regarding your status as a China based issuer. Refer to the Sample Letter to China Based Companies for guidance.

General

2.      Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Lisa Forcht